July 18, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4561

Attn:	Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Melissa Feider, Staff Accountant

Re:	Zillow, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed on July 15, 2011

File No. 333-173570

Dear Ms. Jacobs:

We are submitting this letter on behalf of Zillow, Inc. (the “Company”) in response to a question raised by Matthew Crispino of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on a July 18, 2011 phone conversation with Andrew Moore and Brad Owens of Perkins Coie LLP relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The Staff has asked the Company to confirm whether it has considered whether to include disclosure regarding the Company’s financial results for the three months ended June 30, 2011 in the prospectus that is part of the Registration Statement. We confirm to the Staff that the Company has considered the matter. However, the Company has not yet finalized its financial statements for the three months ended June 30, 2011 and therefore does not believe prospectus disclosure of those results is required or appropriate. The Company also believes that prospectus disclosure regarding second quarter results is not otherwise required.

* * * *
Respectfully submitted,
PERKINS COIE LLP
/s/ ANDREW B. MOORE
Andrew B. Moore

cc (w/o enc.):	Spencer M. Rascoff
Kathleen Philips
David F. McShea
Horace L. Nash
Alan C. Smith
James D. Evans